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                                  FORM 51-102F3

                          MATERIAL CHANGE REPORT UNDER
                           NATIONAL INSTRUMENT 51-102

ITEM 1. -- REPORTING ISSUER:

Goldcorp Inc. ("Goldcorp")
145 King Street West
Suite 2700
Toronto, Ontario

M5H 1J8

ITEM 2. -- DATE OF MATERIAL CHANGE:

December 23, 2004.

ITEM 3. -- PRESS RELEASE:

A news release with respect to the material change referred to in this report was issued by Goldcorp on December 23, 2004.

ITEM 4. -- SUMMARY OF MATERIAL CHANGE:

Goldcorp announced that its Board of Directors has unanimously approved its take-over bid for Wheaton River Minerals Ltd. ("Wheaton River"). Goldcorp signed a definitive agreement dated December 23, 2004 (the "Acquisition Agreement") with Wheaton River for the previously announced combination of Goldcorp and Wheaton River. The combination will be effected through a share exchange take-over bid where Goldcorp will offer one (1) common share of Goldcorp for every four (4) common shares of Wheaton River.

ITEM 5. -- FULL DESCRIPTION OF MATERIAL CHANGE:

The Acquisition Agreement sets forth, among other things, the terms and conditions upon and subject to which the Offer is to be made by Goldcorp and Goldcorp Acquisition ULC, a wholly-owned subsidiary of Goldcorp (collectively, the "Offerors"). The following is a summary of the principal terms of the Acquisition Agreement. Certain capitalized words and terms used in this section are defined in the take-over bid circular dated December 29, 2004 of Goldcorp (the "Offer").

CONDITIONS OF THE OFFER

Please see the section entitled "Conditions of the Offer" in the Offer for a detailed list of the conditions of the Offer.


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WAIVERS OF CONDITIONS

The Acquisition Agreement provides that the Offerors will not amend or vary the terms and conditions of the Offer, except to increase the value of the consideration payable thereunder or to extend the Expiry Time, from time to time, to a date not later than: (i) 120 calendar days after the date of the Offer in the event that any of the conditions in paragraphs (e), (f), (g), (i) or (j) under the section entitled "Conditions of the Offer" in the Offer have not been satisfied or waived by the Offerors or if an Alternative Transaction has been proposed and is continuing; and (ii) in any other case, 60 calendar days after the date of the Offer. However, the Offerors may waive any one or more of the conditions of the Offer, in their sole discretion, except the Minimum Tender Condition. The Minimum Tender Condition may be waived by the Offerors only with the prior written consent of Wheaton.

MANAGEMENT AND DIRECTORS

If the Minimum Tender Condition is satisfied and the Offerors take up and pay for Common Shares under the Offer, Goldcorp and Wheaton will use all reasonable efforts to cause their respective boards of directors to pass such resolutions and to take such other actions as may be required in order that: (i) the number of directors of Goldcorp will be increased to ten, with five directors of Goldcorp to be nominated by Ian Telfer, on behalf of Wheaton, remaining as directors of Goldcorp and five current directors of Wheaton nominated by Robert McEwen, on behalf of Goldcorp, becoming directors of Goldcorp; (ii) Ian Telfer will become a director of Goldcorp and will be appointed as Chief Executive Officer of Goldcorp; (iii) Robert McEwen will remain as a director and the Chair of Goldcorp; and (iv) all of the directors of Wheaton will be replaced by nominees of Goldcorp to be determined by the board of directors of Goldcorp following the appointments referred to in (i) above.

SUBSEQUENT ACQUISITION TRANSACTION

If the Minimum Tender Consideration is satisfied and the Offerors take up and pay for Common Shares under the Offer, Goldcorp and Wheaton shall take all necessary steps to proceed with, as soon as practicable and in any event within 120 days following the Expiry Time, the Subsequent Acquisition Transaction so that Goldcorp may thereby acquire all of the Common Shares that were not acquired by the Offerors under the Offer. The consideration offered under the Subsequent Acquisition Transaction will be at least equal in value to and in the same form as the consideration offered under the Offer.

TREATMENT OF WHEATON OPTIONS AND WHEATON WARRANTS

The Acquisition Agreement contains provisions relating to the treatment of Wheaton Options and Wheaton Warrants, as set out below.

(a) No offer shall be made by the Offerors for Wheaton Options. Subject to obtaining all necessary regulatory and shareholder approvals, the board of directors of Wheaton may take the necessary actions to provide that (i) each Wheaton Option holder, other than the directors of Wheaton or the senior officers of Wheaton, may, at his or her option, request that Wheaton fund the exercise price payable by such option holder against receipt of a written direction to repay the amount of such funding from the proceeds of the sale by the Depositary (or such


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other person as Wheaton and Goldcorp may agree) for and on behalf of such option holders of such number of Goldcorp Shares to be received by such holder for the Common Shares tendered to the Offer pursuant to the exercise of his or her options that is sufficient to repay the amount of such funding, or (ii) each Wheaton Option holder may, at his or her option, in the case of Wheaton Option holders other than the directors of Wheaton or the senior officers of Wheaton, or shall, in the case of Wheaton Option holders who are directors of Wheaton or senior officers of Wheaton, receive upon the exercise of such options after a Subsequent Acquisition Transaction in accordance with the terms of such options, and shall accept in lieu of the number of Common Shares otherwise issuable upon such exercise, the number of Goldcorp Shares (rounded down to the nearest whole number) which such holder would have been entitled to receive as a result of the Offer, if such holder had been the registered holder of the number of Common Shares to which such holder was entitled upon such exercise immediately prior to the effective time of a Subsequent Acquisition Transaction. Any such action shall be conditional upon the take up of Common Shares under the Offer.

(b) No offer shall be made by the Offerors for Wheaton Warrants. Upon the exercise of any such warrants after a Subsequent Acquisition Transaction, the holder of any such Wheaton Warrants shall receive, in lieu of the number of Common Shares otherwise issuable upon such exercise, that number of Goldcorp Shares (rounded down to the nearest whole number) which such holder would have been entitled to receive as a result of the Offer, if such holder had been the registered holder of the number of Common Shares to which such holder was entitled upon such exercise immediately prior to the effective time of a Subsequent Acquisition Transaction.

(c) Goldcorp shall take all necessary steps (including seeking all necessary regulatory and shareholder approvals and executing assumption agreements) to ensure that all Wheaton Options (both vested and unvested) and Wheaton Warrants outstanding immediately prior to the effective time of a Subsequent Acquisition Transaction will, as a result of the amalgamation to take place to effect such Subsequent Acquisition Transaction, subject to receipt of such regulatory and shareholder approvals, become securities of Goldcorp exercisable to purchase Goldcorp Shares on the basis described in paragraphs (a) and (b) above and, in the case of the Wheaton Warrants, subject to applicable listing requirements, be listed and posted for trading on such stock exchanges as the Wheaton Warrants are listed and posted for trading on immediately prior to the effective time of such Subsequent Acquisition Transaction.

REPRESENTATIONS, WARRANTIES AND COVENANTS OF GOLDCORP

The Acquisition Agreement contains customary representations and warranties on the part of Goldcorp relating to, among other things: Goldcorp's corporate status and reporting issuer status; Goldcorp's capitalization; Goldcorp's authority to enter into the Acquisition Agreement; and the approval of the board of directors of Goldcorp of the Offer. The representations and warranties also address various matters relating to the business, operations and properties of Goldcorp and its subsidiaries including: material contracts; the absence of any Material Adverse Changes; pension and employment matters; the accuracy of Goldcorp's financial statements, corporate records and minute books; the absence of undisclosed litigation that would have a Material Adverse Effect; assurances relating to title


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to properties and the condition of assets; insurance; environmental matters; tax matters; intellectual property; and compliance with applicable laws.

The Acquisition Agreement also contains customary negative and positive covenants by Goldcorp. Goldcorp has agreed to conduct its business in the ordinary course consistent with past practice unless otherwise permitted under the Acquisition Agreement.

REPRESENTATIONS, WARRANTIES AND COVENANTS OF WHEATON

The Acquisition Agreement contains customary representations and warranties of Wheaton relating to, among other things: Wheaton's corporate status and reporting issuer status; Wheaton's capitalization; Wheaton's authority to enter into the Acquisition Agreement; and the approval of the board of directors of Wheaton of its recommendation regarding the Offer. The representations and warranties also address various matters relating to the business, operations and properties of Wheaton and its subsidiaries including: material contracts; the absence of any Material Adverse Changes; pension and employment matters; the accuracy of Wheaton's financial statements, corporate records and minute books; the absence of undisclosed litigation that would have a Material Adverse Effect; assurances relating to title to properties and the condition of assets; insurance; environmental matters; tax matters; intellectual property; and compliance with applicable laws.

Furthermore, Wheaton has covenanted to carry on business only in the usual course consistent with past practice unless Goldcorp otherwise agrees in writing or as otherwise permitted or contemplated in the Acquisition Agreement.

GOLDCORP SHAREHOLDER MEETING

The Acquisition Agreement requires Goldcorp to convene a special meeting of its shareholders by February 4, 2005 for the purpose of considering an ordinary resolution to approve the issuance by Goldcorp of the Goldcorp Shares pursuant to the Offer and the Subsequent Acquisition Transaction. In connection therewith, Goldcorp must prepare a management information circular in accordance with Securities Laws, and send it to the shareholders of Goldcorp and file it with the applicable securities regulatory authorities in accordance with Securities Laws. The resolution must be passed by at least a majority of the Goldcorp Shares voted on the resolution at the meeting.

NO SOLICITATION

Each of Wheaton and Goldcorp has agreed that it will not, directly or indirectly, (i) solicit, initiate, encourage or facilitate (including by way of furnishing non-public information) any inquiries or proposals regarding any Alternative Transaction, (ii) participate in any discussions or negotiations regarding any Alternative Transaction, (iii) approve or recommend any Alternative Transaction, or (iv) accept, support or enter into any agreement, arrangement or understanding related to any Alternative Transaction. Each of Wheaton and Goldcorp has also agreed to (i) immediately cease and cause to be terminated all existing discussions or negotiations, directly or indirectly, with any person with respect to any Alternative Transaction, (ii) refrain from waiving or varying any terms or conditions of any confidentiality or non-disclosure or standstill agreement entered into prior to the date of the


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Acquisition Agreement between Wheaton and any person considering any Alternative
Transaction and will immediately request the return (or the deletion from retrieval systems and data bases or the destruction) of all information provided by it, directly or indirectly, to any such person, (iii) in the case of Wheaton, promptly reaffirm its recommendation that Wheaton Shareholders accept the Offer after a determination by the board of directors of Wheaton that any Alternative Transaction that has been publicly disclosed is not a Superior Proposal, and
(iv) in the case of Goldcorp, promptly recommend that Goldcorp's shareholders not accept any Alternative Transaction that is publicly announced after a determination by the board of directors of Goldcorp that any such Alternative Transaction is not a Superior Proposal (and shall include such recommendation in any directors' circular or other document sent to Goldcorp's shareholders in response to any such Alternative Transaction).

Notwithstanding the foregoing, the board of directors of Wheaton or Goldcorp may consider or participate in discussions and enter into confidentiality agreements regarding a bona fide Alternative Transaction that did not result from a breach of the terms of the Acquisition Agreement and is or could reasonably be expected to be a Superior Proposal.

NOTICE OF ALTERNATIVE TRANSACTION

Each of Wheaton and Goldcorp must immediately notify the other, at first orally and then promptly in writing, of any Alternative Transaction that becomes known to it, or any amendment to any Alternative Transaction, or any request for information relating to it or any of its subsidiaries in connection with any Alternative Transaction or for access to the properties, books or records of it or any of its subsidiaries by any person that may be proposing, or has made a proposal for, any Alternative Transaction. Such notice shall include (i) a description of the material terms and conditions of such Alternative Transaction, (ii) the identity of the person making such Alternative Transaction, inquiry or contact, and (iii) such other details of such Alternative Transaction, inquiry, contact, discussions or negotiations as Goldcorp or Wheaton, as applicable, may reasonably request. Each of Wheaton and Goldcorp shall, upon request from the other, provide further notices of the status (including any change to the material terms) of any such Alternative Transaction or inquiry or contact.

PROCEEDING WITH A SUPERIOR PROPOSAL

Wheaton may accept, approve or recommend or enter into an agreement, understanding or arrangement to proceed with a Superior Proposal in respect of which there has been no breach of the terms of the Acquisition Agreement and withdraw, modify or change its recommendation concerning the Offer in connection with a Superior Proposal, but only if:

(a) Wheaton has provided Goldcorp with a copy of all documentation (including unexecuted final documentation) relating to the Superior Proposal (provided Goldcorp agrees to requirements as to the confidentiality to be afforded in respect of that Superior Proposal that the person proposing such Superior Proposal may reasonably request);

(b) a period (the "Response Period") of five business days shall have elapsed from the date on which Goldcorp received written notice from the board of directors of Wheaton that


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the board of directors of Wheaton determined to accept, approve, recommend or enter into a binding agreement to proceed with the Superior Proposal; and

(c) the board of directors of Wheaton has considered any amendment to the terms of the Offer that increases or modifies the consideration (or value of the consideration) to be received by the Shareholders proposed by Goldcorp before the end of the Response Period and determined by formal resolution, in good faith, acting reasonably after consultation: (i) with its financial advisers, that the Superior Proposal is more favourable to Shareholders from a financial point of view than the Offer (with the amendments, if any, proposed by Goldcorp); and (ii) with its outside legal counsel, that the failure to enter into a binding agreement in respect of the Superior Proposal would be inconsistent with its fiduciary duties.

Goldcorp may accept, approve or recommend or enter into an agreement, understanding or arrangement to proceed with a Superior Proposal in respect of which there has been no breach of the terms of the Acquisition Agreement, but only if:

(a) Goldcorp has provided Wheaton with a copy of all documentation (including unexecuted final documentation) relating to the Superior Proposal (provided Wheaton agrees to requirements as to the confidentiality to be afforded in respect of that Superior Proposal that the person proposing such Superior Proposal may reasonably request); and

(b) the board of directors of Goldcorp has determined by formal resolution, in good faith, acting reasonably after consultation: (i) with its financial advisers, that the Superior Proposal is more favourable to Goldcorp from a financial point of view than the Offer; and (ii) with its outside legal counsel, that the failure to enter into a binding agreement in respect of the Superior Proposal would be inconsistent with its fiduciary duties.

RIGHT TO MATCH

During the Response Period, Goldcorp will have the right, but not the obligation, to offer to amend the terms of the Offer. The board of directors of Wheaton will review any such proposal by Goldcorp to amend the terms of the Offer, including, without limitation, an increase in, or modification of, the consideration to be received by the Shareholders (or value of such consideration), in good faith, acting reasonably in consultation with its financial advisers and outside legal counsel, to determine whether the Alternative Transaction to which Goldcorp is responding would be a Superior Proposal when assessed against the Offer as it is proposed by Goldcorp to be amended. If the board of directors of Wheaton does not determine that the Alternative Transaction is a Superior Proposal, the board of directors of Wheaton will promptly reaffirm its recommendation of the Offer (as so amended by Goldcorp).

TERMINATION

The Acquisition Agreement may be terminated, by written notice promptly given to the other party, at any time prior to the time the Offerors first take up and pay for Common Shares under the Offer:


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(a)     by either Goldcorp or Wheaton, if the Offerors shall not have taken up and paid for Common Shares under the Offer on or before the date upon which the Expiry Time occurs, or Goldcorp or Wheaton, as applicable, shall have concluded, acting reasonably, that a condition to the Offer is not capable of satisfaction on or before the Expiry Time (except where the Acquisition Agreement may be terminated under paragraph (i) below), unless the reason for the Offerors not so taking up and paying for the Common Shares or for the relevant condition not being capable of satisfaction is due to the failure of the party seeking to terminate the Acquisition Agreement to perform any of the obligations under the Acquisition Agreement required to be performed by such party;

(b) by Goldcorp, if the Offer terminates or expires at the Expiry Time without the Offerors taking up and paying for any Common Shares due to the non-satisfaction of any condition set forth in the Offer that has not been waived, other than as a result of Goldcorp's failure to perform any of its obligations under the Acquisition Agreement;

(c) by either Goldcorp or Wheaton, if the board of directors of Wheaton shall withdraw, modify or change its recommendation concerning the Offer to proceed with an Alternative Transaction in accordance with the Acquisition Agreement;

(d) by Goldcorp, if the board of directors of Wheaton approves, recommends or accepts, or enters into any agreement, undertaking or arrangement in respect of, an Alternative Transaction;

(e) by either Goldcorp or Wheaton, if the board of directors of Goldcorp determines to accept, approve, recommend, or enter into an agreement, understanding or arrangement to proceed with an Alternative Transaction;

(f) by Wheaton, if the board of directors of Goldcorp approves, recommends or accepts, or enters into any agreement, undertaking or arrangement in respect of an Alternative Transaction;

(g) by either Goldcorp or Wheaton, if the other party shall not have complied or cannot comply in all material respects with such other party's covenants and obligations under the Acquisition Agreement to be complied with at or prior to the Expiry Time, or if any of the representations and warranties of such other party under the Acquisition Agreement are not true and correct in all respects, in the case of representations and warranties qualified by materiality, and in all material respects in the case of all other representations and warranties;

(h) by Wheaton, if there shall have occurred after the date of the Acquisition Agreement any Material Adverse Change of Goldcorp;

(i) by either Goldcorp or Wheaton, if the shareholders of Goldcorp do not approve the issuance by Goldcorp of Goldcorp Shares pursuant to the Offer and Subsequent Acquisition Transaction by at least a majority of the votes cast by the shareholders of Goldcorp, present in person or represented by proxy, at the special meeting of shareholders of Goldcorp called to consider an ordinary resolution to approve such issuance; or


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(j)     by either Goldcorp or Wheaton, if an Alternative Transaction in respect of the other party is completed.

TERMINATION FEE

The Acquisition Agreement provides that Wheaton is required to pay to Goldcorp a termination fee of US$35 million if the Acquisition Agreement is terminated in the circumstances described in paragraphs (c) or (d) under "-- Termination" above or if the board of directors of Wheaton fails to reaffirm its recommendation of the Offer by press release within a reasonable time after the public announcement or commencement of any Alternative Transaction or on or after December 5, 2004 and prior to the Expiry Time, an Alternative Transaction in respect of Wheaton is publicly announced or any person has publicly announced an intention to make an Alternative Transaction and, such Alternative Transaction either has been accepted or has not expired, been withdrawn or been publicly abandoned, and (A) the Offer is not completed as a result of the Minimum Tender Condition not having been met and (B) such Alternative Transaction is completed on or prior to September 30, 2005.

The Acquisition Agreement provides that Goldcorp is required to pay to Wheaton a termination fee of US$35 million if the Acquisition Agreement is terminated in the circumstances described in paragraphs (e), (f) or (i) under "-- Termination" above or on or after December 5, 2004 and prior to the Expiry Time, an Alternative Transaction in respect of Goldcorp is publicly announced or any person has publicly announced an intention to make an Alternative Transaction, such Alternative Transaction either has been accepted or has not expired, been withdrawn or been publicly abandoned, and (A) the Offer is not commenced or completed and (B) such Alternative Transaction is completed on or prior to September 30, 2005.

In the event that the Acquisition Agreement is terminated as a result of a party's failure to comply with its respective covenants and obligations under the Acquisition Agreement or as a result of a party's representations and warranties under the Acquisition Agreement not being true and correct in all respects and the terminating party has complied with its covenants and obligations and its representations and warranties are true and correct, that party is required to pay to the terminating party a termination fee of US$35 million.

ITEM 6. -- RELIANCE ON SECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102:

N/A

ITEM 7. -- OMITTED INFORMATION:

N/A

ITEM 8. -- EXECUTIVE OFFICER:

Inquiries in respect of the material change referred to herein may be made to:


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R. Gregory Laing
Telephone:   (416) 865-4974
Facsimile:   (416) 865-3234
e-mail:      glaing@goldcorp.com

ITEM 9. -- DATE OF REPORT:

December 29, 2004.

                                       (Signed)
                                       R. Gregory Laing
                                       Vice President, Legal
                                       Goldcorp Inc.